EXHIBIT 99.25

NEWS RELEASE DATED AUGUST 31, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	31st August 2010

TASMAN SIGNS RESOURCE ESTIMATION CONTRACT FOR THE NORRA KARR RARE EARTH ELEMENT PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV – TSM; Frankfurt - T61 - Pink Sheets - TASXF.  Mr Mark Saxon, President & CEO, is pleased to announce the signing of a contract with Pincock Allen & Holt / Minarco-Mineconsult (both subsidiaries of Runge Ltd) to complete an independent resource estimation of the Norra Karr rare earth element (REE) – zirconium (Zr) project in Sweden.  This NI43-101 compliant resource estimate will be the first calculated on the project, and is anticipated to be completed in November 2010.

Tasman’s winter/spring drilling program at Norra Karr was very successful, intersecting REE-Zr mineralization in all 26 drillholes on 5 sections over 800m strike length to a vertical depth of approximately 110m.  The program was comprised of 3276 metres of drilling in total.  Numerous drillholes were terminated in mineralization, and all sections remain open at depth. Mineralization starts from surface on all drill sections, suggesting the project may be amenable for open-pit mining.

Highlights of the drilling program included:

NKA09004	2.5m - 151.8m:	149.3m @ 0.61% TREO, 45.8% HREO/TREO, 1.69% ZrO2
NKA09005	8.5m - 152.1m:	149.3m @ 0.65% TREO, 55.7% HREO/TREO, 2.1% ZrO2
NKA09010	4.4m - 66.5m:	62.1m @ 0.81% TREO, 56.0% HREO/TREO, 1.72% ZrO2
NKA09011	11.8m - 19.5m:	7.7m @ 0.66% TREO, 51.8% HREO/TREO, 1.51% ZrO2
	28.2m - 132.9m:	104.7m @ 0.67% TREO, 58.7% HREO/TREO, 2.1% ZrO2
NKA09026	81.9m - 149.5m:	67.6m @ 0.62 % TREO, 47.7 % HREO/TREO, 1.67 % ZrO2

TREO = total rare earth oxide; HREO = heavy rare earth oxide

“We are pleased to have reached this milestone on the 100% owned Norra Karr project so quickly, progressing from the first phase of drilling to resource calculation within only 12 months.  The thick mineralized intersections and high HREO percentage returned from our recent drilling were very encouraging, giving us the confidence to move the project immediately to this next step” said Mark Saxon, Tasman’s President & CEO.  “We look forward to working closely with the team from Pincock Allen & Holt / Minarco-Mineconsult, to gain further insight into the distribution of REE’s and Zr throughout the Norra Karr intrusion.”

Furthermore, mineralogical characterization of the mineralized rocks is now underway under the guidance of renowned REE expert Dr Tony Mariano, and will be reported to Tasman during September 2010.  This information shall form the basis for the first phase of metallurgical studies (concentrate preparation and beneficiation), anticipated to begin in October 2010.

Mineralization occurs within the Norra Karr peralkaline nepheline syenite intrusion, which covers 350m x 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drilling appear associated with partially melted or pegmatitic intervals within the intrusion.  REE and Zr bearing minerals include eudialyte, catapleite, britholite, rosenbuschite, and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.  Due to the tightness of REE supply from China, prices of REE’s have risen markedly over the past few months, drawing further attention to Norra Karr as a potential future supplier of REE’s to the European region.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.